Exhibit 8.1
Subsidiaries of the Registrant

Company Name	State or Jurisdiction of Incorporation

Converium AG	Switzerland/Zurich
Converium IP Management Ltd	Switzerland/Zug
Converium Rückversicherung (Deutschland) AG	Germany/Cologne
Converium Holding (UK) Ltd	United Kingdom/London
Converium Insurance (UK) Ltd	United Kingdom/London
Converium London Management Ltd	United Kingdom/London
Converium Underwriting Ltd	United Kingdom/London
Converium Holdings (North America) Inc.	United States/State of Delaware
Converium Reinsurance (North America) Inc.	United States/State of Connecticut
Converium Insurance (North America) Inc.	United States/State of New Jersey
Converium Finance S.A.	Luxembourg/Luxembourg
Converium Finance (Bermuda) Ltd	Bermuda/Hamilton